PUBLIC OFFERING NASDAQ: MBRX JANUARY 2017 Filed Pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated January 23, 2017 Relating to Preliminary Prospectus dated January 18 , 201 7 Registration No. 333 - 2 14898

Disclaimer The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates (file no . 333 - 214898 ) . Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering . You may get these documents for free by visiting EDGAR or the SEC web site at www . sec . gov . Alternatively, a copy of the preliminary prospectus relating to the offering may be obtained, when available, by contacting Roth Capital Partners, 888 San Clemente Drive, Suite 400 , Newport Beach, CA 92660 , (800) 678 - 9147 . To review a filed copy of our current registration statement, click on the following link : https : //www . sec . gov/Archives/edgar/data/ 1659617 / 000114420417002551 /v 457040 _s 1 a . htm Moleculin Biotech, Inc . has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates . Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering . You may get these documents for free by visiting EDGAR on the SEC web site at www . sec . gov . All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs . These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of the prospectus . Moreover, we operate in a very competitive and rapidly changing environment . New risks emerge from time to time . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements . All references to dollar amounts in the offering summary or to use of proceeds are subject to change pending a final prospectus . 2

Offering Summary* Issuer Moleculin Biotech, Inc. Security Unit consisting of one share of common stock and a warrant to purchase 0.25 shares of common stock NASDAQ Ticker MBRX Shares Outstanding Prior to Completion of Offering 12,164,851 Units offered 5,000,000 Price TBD Use of Proceeds Preclinical and clinical development of drug pipeline Mgmt. Lock - Up Agreement 90 day lock - up Underwriter Roth Capital Partners and National Securities Corporation Expected Pricing Date __________, 2017 *Subject to change pending effective date of registration statement 3

4 Robust pipeline 3 distinctly different technologies, all with blockbuster potential World - leading collaboration MD Anderson Cancer Center Breakthrough disruptive technologies Annamycin for AML: non - cardiotoxic, avoids MDR1 WP1066: STAT3 inhibitor that also stimulates immune response WP1122: metabolic inhibitor with improved BBB transmission Highly experienced leadership Veteran pharma/biotech, life science micro - cap managers Proprietary positioning Orphan drug (applied) and/or patents, exclusive licenses

Experienced Management Team Selected Prior Experience Walter Klemp Chairman & CEO Don Picker, PhD President & COO Jonathan P. Foster. CPA, CGMA EVP & CFO Robert Shepard, MD, FACP Chief Medical Officer 5 #1

Selected Prior Experiene Waldemar Priebe, PhD Madeleine Duvic, MD John Paul Waymack, MD, SCD Sandra Silberman, MD, PhD Science Advisory Board Members 6

Development Pipeline 7 Discovery (Finding potential new drugs) Pre - Clinical Development (Laboratory Testing) IND Filing (Investigational New Drug; FDA Filing) Phase I/II (Human safety & proof of concept) Approval Trial (Phase IIb or III as required) Adult AML WP1066 (Glioblastoma, metastatic melanoma) WP1122 (Glioblastoma) CNS malignancies Pediatric acute leukemia WP1220 (CTCL) Diagnostics WP1066 (Pancreatic, other) Annamycin WP1066 Portfolio WP1122 Portfolio Sponsored Research = Potential key value inflection point

Value Inflection Points Points we consider to be key development milestones that may influence big pharma’s decision to license or acquire: • Annamycin – generation of Phase I/II data consistent with the clinical trials already completed • WP1066 and WP1122 – Proof of concept (showing activity against the targeted indication) in planned Phase I/II trials We believe we have the potential to hit one or more of these value inflection points within 2 - 3 years 8

Development Strategy 9 • Orphan Drug targets with high revenue potential • Focus on game - changing breakthroughs • Collaborate closely with MD Anderson Cancer Center • Minimize cash burn through virtual structure • Worldwide exclusive licenses and regulatory exclusivity create proprietary positioning for all projects

Industry Opportunity 10 • Orphan Drug sales represented approximately $29 billion in revenue in 2013 • There are no approved second - line therapies for AML • CPXX sold for $1.5 billion based on improving OS by 3.5 months, yet still leaves most AML patients without hope • Similar opportunities exist in brain tumors, pancreatic cancer and other rare diseases we are pursuing

Most of our technologies were developed at MD Anderson Cancer Center, the world’s largest cancer research facility centered within the world’s largest medical center With over 1 , 500 cancer researchers, our sponsored research has been supported by truly state of the art resources 11

Delivering Solutions 12

Annamycin Critical Advantages over Leading Drug Leading drugs are cardiotoxic and lose efficacy due to multidrug resistance Annamycin is non - cardiotoxic, avoids multidrug resistance, has been shown to be more potent in AML cell lines and has shown activity in patients who failed standard of care Potential to Significantly Improve Health Annamycin has shown the potential to significantly improve health in a Phase I/II acute myeloid leukemia (AML) trial Potential for Orphan Drug status as single agent for relapsed or refractory AML Positioned for Accelerated Approval Annamycin appears to be well suited for an accelerated approval pathway here in the US, and in Europe Absence of any approved second - line drug represents a significant unmet need Potentially shorter time scale for saving lives than with typical cancer drugs 13 Annamycin Process

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16 Annamycin Example

Annamycin Delivers Remarkable Performance In a proof - of - concept Phase I/II clinical trial, Annamycin was given to patients who had failed an average of five previous induction therapy attempts 37% of those patients cleared enough of their leukemic cells to qualify for a bone marrow transplant We believe repeating this performance in a larger clinical trial, could warrant new drug approval However, we believe MTD was understated in this trial, giving us an opportunity to do even better Relapsed/Refra ctory Acute Leukemia Patients 63% Efficacy Signal 37% Cleared Bone Marrow Blasts Annamycin gives new hope to patients who have run out of options 17

80% 20 % BMT (Results in Cure) 20% 80% Induction Therapy (Qualify for BMT) Success Failure Leukemia is a cancer of the white blood cells and the acute forms of leukemia can manifest quickly and leave patients with limited treatment options The only viable option for acute leukemia patients is a bone marrow transplant (BMT), and those BMTs are successful about 80% of the time The problem is that in order to qualify for a BMT, patients have to first eliminate most of their cancerous white blood cells through what is called “induction therapy” However, induction therapy is currently only successful in about 20% of patients Annamycin has the potential to qualify more people for induction therapy 18

19 Annamycin (based on last trial) What is possible if we get to patients sooner with a higher MTD?

WP1066 Portfolio Overview Based On Natural Compound Built from chemical backbone of bee pollen compound Unique Dual Action First drug to both directly inhibit tumor signaling while also stimulating patient immune response Activity Against Hardest - to - Treat Cancers Pre - clinical testing shows high level of activity against pancreatic cancer, metastatic melanoma, glioblastoma and others; yet very low potential for toxicity Independently Validated Subject of numerous peer reviewed journals validating findings across multiple institutions around the world 20 WP1066 Process

Proposed MOA of WP1066:
Deubiquitinase-Mediated Control of p-STAT3


STAT3
P
p-STAT3, an activated form of STAT3
WP1066 blockade
Deubiquitination
Ubiquitination
Ub
Marked For Degradation
Proteasomal Degradation
Proteasome

Aberrant deubiquitination can lead to constitutive activation of STAT3

WP1066 blocking of DUBs shifts the equilibrium towards ubiquitinated p-STAT3

Activated STAT3 (p-STAT3) relies on deubiquitinating enzymes (DUBs) to reverse ubiquitination and decrease proteasomal hydrolysis

WP1066 inhibition of DUBs increases ubiquitination of p-STAT3 and leads to the depletion of this oncogenic protein in the tumor cell

Moleculin

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WP1122 Portfolio Overview Tumor cell Normal cell Addicted to Sugar A brain tumor requires as much as 18 to 37 times as much glucose to survive as a healthy brain cell Starving a Tumor to Death This eventually led to the theory that, if we feed tumor cells a glucose decoy (one that can’t convert into energy), we can kill the tumor This works well in a laboratory setting, but the problem is making these decoys drugable Breakthrough design WP1122 has been combined with a pro - drug to increase half - life and enable transmission across the blood brain barrier Potential to Change Standard of Care WP1122 (at suboptimal doses) performs as well or better than temozolomide in live human brain tumors; even better performance by combining the two drugs was shown in trials 22 Tumors are hyper - consumers of glucose and starve to death without it

WP1122 is Effective In Vivo against Gliomas 23 Orthotopic Glioblastoma Model in Mice WP1122 used alone has at least the same or greater activity than temozolomide ( Temodar ® ), a current standard of care in patients diagnosed with glioblastoma 0 2 4 6 8 10 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 # of Animals Days Control Temodar WP1122

Financial Overview 24

Financial Statement Summary The above unaudited financial information should be read with the notes, the financial statements of Moleculin and the notes the reto which are included in the Form S - 1 registration statement prospectus. 25 For the Nine Months Ended September 30, 2016 From July 29, 2015 (Inception) to September 30, 2015 (Unaudited) (Unaudited) Statement of Operations Data - MBI Revenue $ - $ - Research and development expense 616,498 38,409 General and administrative expense 1,849,242 184,344 Other expense 37,307 1,562 Net loss ($2,503,047) ($224,315) Net loss per common share ($0.28) ($0.05) September 30, 2016 (Unaudited) Balance Sheet Data - MBI Cash and cash equivalents $6,183,783 Working capital deficit 5,148,499 Total assets 17,573,788 Accumulated deficit (3,251,407) Total stockholders’ equity 16,243,635

26 Robust pipeline 3 distinctly different technologies, all with blockbuster potential World - leading collaboration MD Anderson Cancer Center Breakthrough disruptive technologies Annamycin for AML: non - cardiotoxic, avoids MDR1 WP1066: STAT3 inhibitor that also stimulates immune response WP1122: metabolic inhibitor with improved BBB transmission Highly experienced leadership Veteran pharma/biotech, life science micro - cap managers Proprietary positioning Orphan drug (applied) and/or patents, exclusive licenses